SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*






                             CANNONDALE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   137798 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 APRIL 27, 2001
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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       CUSIP NO. 137798 10 4                            PAGE 2 OF 6 PAGES
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--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          James R. Pyne

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
          (SEE INSTRUCTIONS)                                        (b)  [   ]

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
   NUMBER OF     5. SOLE VOTING POWER
    SHARES          533,333
 BENEFICIALLY ----- ------------------------------------------------------------
   OWNED BY      6. SHARED VOTING POWER
     EACH           0
   REPORTING ----- -------------------------------------------------------------
  PERSON WITH    7. SOLE DISPOSITIVE POWER
                    533,333
             ----- -------------------------------------------------------------
                 8. SHARED DISPOSITIVE POWER
                    0
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          533,333
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              [  ]
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.6%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------


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       CUSIP NO. 137798 10 4                            PAGE 3 OF 6 PAGES
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ITEM 1(A).        NAME OF ISSUER:
                  --------------

                  Cannondale Corporation (the "Issuer").

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  16 Trowbridge Drive, Bethel, Connecticut 06801.

ITEM 2(A).        NAME OF PERSONS FILING:
                  -----------------------

                  James R. Pyne

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  -----------------------------------------------------------

                  5 Tennyson Circle, New Hartford, New York 13413.

ITEM 2(C).        CITIZENSHIP:
                  -----------

                  United States.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  This statement relates to shares of Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

ITEM 2(E).        CUSIP NUMBER:
                  ------------

                  137798 10 4.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)      |_|      Broker or dealer registered under Section 15 of the Act.

(b)      |_|      Bank as defined in Section 3(a)(6) of the Act.

(c)      |_|      Insurance company as defined in Section 3(a)(19) of the Act.

(d)      |_|      Investment company registered under Section 8 of the
                  Investment Company Act of 1940.

(e)      |_|      An investment adviser in accordance with Rule 13d-1(b)(1)
                  (ii)(E);

(f)      |_|      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

(g)      |_|      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G);


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       CUSIP NO. 137798 10 4                            PAGE 4 OF 6 PAGES
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(h)      |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

(i)      |_|      A church plan that is excluded from the definition of
                  investment  company under Section  3(c)(14) of the Investment
                  Company Act of 1940;

(j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP.

(A)      AMOUNT BENEFICIALLY OWNED:
         --------------------------

         Amount beneficially owned by reporting person as of April 27, 2001:
         533,3331

(B)      PERCENT OF CLASS:
         -----------------

         6.6% (based on 7,528,971 shares of Common Stock outstanding).

(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
         --------------------------------------------

         (i)      Sole power to vote or direct the vote: 533,333(1)

         (ii)     Sole power to dispose or direct the disposition: 533,333(1)

         (iii)    Shared power to vote or direct the vote: 0

         (iv)     Shared power to dispose or direct the disposition of:  0


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.




-----------------------
(1) Consists of 533,333 shares of Common Stock issuable upon conversion of a $2 million 8% Convertible Subordinated Debenture at an initial conversion price of $3.75 per share.



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       CUSIP NO. 137798 10 4                            PAGE 5 OF 6 PAGES
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ITEM 7.           IDENTIFICATION  AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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       CUSIP NO. 137798 10 4                            PAGE 6 OF 6 PAGES
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:  May 7, 2001                     /s/ James R. Pyne
                                        --------------------------------------
                                            James R. Pyne